Exhibit 99.1

VINCI COMPASS ANNOUNCES ACQUISITION OF 50.1% STAKE IN VERDE ASSET MANAGEMENT, BUILDING THE REGION’S LEADER IN GLOBAL AND LOCAL ASSET ALLOCATION

Vinci Compass will acquire the remaining 49.9% stake five years after Closing.

Verde Asset Management brings R$16 billion in assets under management (“AUM”), a top-tier multi-strategy brand, and one of Brazil’s oldest multi-strategy franchises, enhancing Vinci Compass’ Global Investment Products and Solutions (“Global IP&S”) product shelf and discretionary AUM mix.

Transaction is expected to be immediately accretive to FRE/share on a double-digit basis.

RIO DE JANEIRO, October 06, 2025 -- Vinci Compass Investments Ltd. (NASDAQ: VINP) ("Vinci Compass,”  "we," “the Company," ”us," or "our"), the controlling company of a leading alternative investments and global solutions provider in Latin America, announced today an agreement (the “Transaction”) to acquire Verde Asset Management (“Verde”), one of Brazil’s leading multi-strategy asset managers with a widely recognized brand and outstanding long-term track record. Verde’s team has been working together for more than 25 years, tracing its origins to 1997, with the launch of the Verde fund.  Verde manages R$16 billion in AUM across Brazilian and Global multi-strategy funds and Pension Plans.

“It is an honour to welcome Luis Stuhlberger as a partner of Vinci Compass, a defining figure in Brazilian markets and one of the country’s most influential, trusted voices on asset allocation,” said Alessandro Horta, Chief Executive Officer of Vinci Compass. “His leadership, together with Verde’s proven management team and their stellar track record, will join us in their current roles and continue to manage Verde’s funds under an independent-investment governance framework. Bringing the Verde team into the partnership elevates the platform by anchoring the investment, risk and asset-allocation committees with one of Brazil’s pre-eminent multi-strategy thinkers, sharpening investment outlook, accelerating time-to-market for differentiated strategies, and deepening dialogues with CIOs and allocators across Latin America, ultimately translating into stronger portfolio construction and better client outcomes.”

“Joining Vinci Compass is a compelling growth opportunity for Verde and our clients. The combination brings together Verde’s multi-decade multi-strategy franchise with Vinci Compass’ pan-regional distribution and depth in alternatives, creating a broader platform for performance and product innovation, while maintaining our investment independence,” said Luis Stuhlberger, Chief Executive Officer of Verde. “We see immediate potential to widen access to our strategies across high-net-worth and intermediaries’ channels, deepen relationships with Brazilian institutions and co-develop new solutions that sit at the intersection of multi-strategy and alternatives.”

Strategic Rationale

The Transaction adds immediate scale and improves AUM mix by contributing R$16 billion in AUM with attractive ROAs. Verde’s capabilities enhance our Multi-strategy and Pension Plans strategies within Global IP&S, reinforcing earnings quality and deepening the share of discretionary mandates. Vinci Compass also broadens its product shelf across high-net-worth individuals and intermediaries while strengthening solutions for institutional clients, leveraging complementary strategies and track records that expand client choice and the relevance of our open-architecture solutions.

Luis Stuhlberger, recognized as one of Brazil’s leading voices in asset allocation, will join Vinci Compass as a partner. Alongside Verde’s senior portfolio managers, we will enhance our investment, risk, and asset allocation committees, contributing to cross-asset research, macro views, and portfolio construction, elevating the consistency and breadth of solutions we deliver across client segments, aligned with our long-term vision of increasing the mix of discretionary mandates in Global IP&S.

Vinci Compass will leverage its regional distribution network to take global strategies into new markets while broadening Verde’s reach with Brazilian institutions. The combination of platforms ignites product innovation and the intersection of alternatives and macro, pairing Vinci Compass’ with Verde’s brand and track record. Together, both companies advance leadership in global/local allocation, driving stronger performance, broader reach, improved asset allocation outcomes and higher profitability.

Transaction Overview

The Transaction was structured in two phases and follows a “Price-to-Fee Related Revenues” valuation framework.

In the first phase, Vinci Compass will acquire 50.1% of Verde, with total estimated consideration composed by 3.1 million new Class A common shares and R$46.8 million in cash. Payment will be set in two instalments, first at Closing, fixed at 2.2 million new Class A common shares and R$32.4 million in cash, and the second after two years, estimated at 0.9 million new Class A common shares and R$14.4 million in cash, contingent on revenue targets and other customary conditions.

The second phase was structured as an earnout, to be paid after five years of Closing, in each Vinci Compass will acquire the remaining 49.9% of Verde, with a consideration payable in new Class A common shares and/or cash at Vinci Compass’ discretion, and a value estimated at R$127.4 million.

The Transaction was designed for a long-term transition, as Verde executives and senior management will continue in their current roles and remain fully committed to managing Verde’s funds and overall portfolio, preserving an independent investment and risk-management governance structure, while aligning interests via performance-linked revenue sharing agreements. Luis Stuhlberger will continue to serve as Verde’s CEO and CIO, preserving the team’s day-to-day autonomy while benefiting from Vinci Compass’ broader platform. Verde’s main executives will join Vinci Compass as partners and shares received as part of the Transaction will be subject to lockups with partial releases over a period of five years.

We expect the Transaction to be immediately accretive on a double-digit basis to FRE per share and low-to-mid single-digit accretive to Distributable Earnings per share.

The Transaction is expected to close in the fourth quarter of 2025, subject to regulatory approvals and other customary closing conditions.

Vinci Compass Investor Day on October 07, 2025

Vinci Compass’ senior management team will discuss the Transaction as part of the Investor Day 2025 event to be held in New York City on October 07, 2025, at 1:00 PM ET.

Registration for on-site attendance is required. To request on-site attendance and registration details please email ShareholderRelations@vincicompass.com.

For those unable to attend in person, a live webcast of the Investor Day will be accessible on the Company’s website at https://ir.vincicompass.com/news-and-events/events/. A replay will be available on the same section of the website following the conclusion of the event.

About Vinci Compass

Vinci Compass stands as the premier partner for alternative investments and global solutions in Latin America. With nearly three decades of experience and local operations from eleven offices in Latin America and the US, our expertise spans: Private Equity, Credit, Real Estate, Infrastructure, Forestry, Equities, Global Investment Products & Solutions, and Corporate Advisory. Each segment is managed by specialized teams dedicated to investment and advisory excellence. As of June 2025, Vinci Compass had R$304 billion in assets under management and advisory.

About Verde Asset Management

Founded in 2015, Verde Asset Management is run by a team working together for over 25 years, pioneers in the launch of several investment strategies in Brazil. Verde manages R$16 billion across Brazil and Global Multi-strategy, and Pension Plans strategies. The Verde fund launched in 1997 is one of the largest and oldest multi-strategy funds in Brazil.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Kate Thompson / Tim Ragones

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Latin America Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincicompass.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240